UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant's name into English)

37A, Avenue J.F. Kennedy L-1855, Luxembourg Tel: + 352 20 30 15 96

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GLOBANT S.A.

FORM 6-K

Annual General Meeting and Extraordinary General Meeting

Globant S.A. (the “Company”) announced that its Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders (collectively, the “General Meetings”) are to be held on April 22, 2022. The General Meetings will be held at the registered office of the Company at 37A, Avenue J.F. Kennedy, L-1855, Luxembourg. The record date for the determination of shareholders entitled to vote at the General Meetings is March 15, 2022. The convening notice containing the agenda for the General Meetings and the form of proxy for use in connection with the General Meetings are attached as Exhibit 99.1 hereto.

Exhibits

Globant S.A. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Convening notice containing the agenda, dated March 15, 2022, and form of proxy for the General Meetings to be held on April 22, 2022.

The information contained in this report on Form 6-K, including the documents attached as Exhibit 99.1 to this report on Form 6-K, is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-201602, 333-211835, 333-232022 and 333-255113), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PATRICIO PABLO ROJO
	Name:	Patricio Pablo Rojo
	Title:	General Counsel

Date: March 15, 2022